

Via fax (801) 847-6422

November 10, 2010

Paul G. Begum
Chairman & CEO
Klever Marketing, Inc.
2469 E Ft Union Blvd
No. 214 Cottonwood, UT 84121

> **Re: Klever Marketing, Inc.**
> **Form 10-K & Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed April 13, 2010 and April 30, 2010, respectively**
> **Form 10-Q & Form 10-Q/A for the Quarter Ended June 30, 2010**
> **Filed August 13, 2010 and August 17, 2010, respectively**
> **File No. 000-18730**

Dear Mr. Begum:

　　　We have reviewed your letter dated November 3, 2010 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 19, 2010.

Form 10-K and 10-K/A for the Year Ended December 31, 2009

Item 9. Controls and Procedures, page 12

1.　　We note your responses to prior comments 1-4 and the proposed revised disclosures that you intend to include in your Form 10-K/A when filed. With regards to such disclosures, we have the following additional comments:

- Please explain further your discussion under "Evaluation of Disclosure Controls and Procedures" as it relates to the Audit Committee. For instance, if your intent is to explain what actions management is taking to address the material weakness noted, then please clarify your disclosures to indicate as such;

- Revise the first sentence in your discussion of "Internal Control Over Financial Reporting" to indicate that management is responsible for establishing and maintaining adequate <u>internal controls over financial reporting</u> for the company;
- Revise your reference to "United States generally accepted accounting principles (GAAP)" for internal control over financial reporting to instead refer to the standards of the Public Company Accounting Oversight Board (United States) for internal control over financial reporting;
- Explain further your disclosures indicating that you "have not achieved the desired level of documentation of [your] internal controls and procedures." If your intent was to disclose your lack of documentation as a material weakness, then please include this disclosure along with your discussion of the other material weakness; and
- You indicate that there were "no <u>other</u> changes made in [your] internal controls over financial reporting…" However, you have not included a discussion of any changes that have been made to your internal controls over financial reporting and therefore, your reference to "other changes" is confusing. Please explain the intent of your disclosure and as applicable, revise to include a discussion of all changes to your internal controls over financial reporting and/or remove the reference "other changes" in your disclosures.

Please provide a draft copy of your proposed disclosures that address these issues.

<u>Exhibits 31.1 and 31.2</u>

2. We note your response to prior comment 5; however it appears that you misunderstood the portion of the certifications to which we were referring. The introductory language of paragraph 4 should refer to the officer's responsibility over disclosure controls and procedures as well as internal controls over financial reporting. In this regard, paragraph 4 should read as follows: "The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) <u>and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))</u> for the registrant and have:" We refer you to Item 601(b)(31) of Regulation S-K. Please amend your Form 10-K accordingly. In addition, similar revisions should be made to your March 31, 2010 and June 30, 2010 Forms 10-Q.

<u>Form 10-Q and Form 10-Q/A for the Quarter Ended June 30, 2010</u>

<u>Item 4(T). Controls and Procedures</u>

<u>Management's Report on Internal Control over Financial Reporting, page 13</u>

3. Your response to prior comment 6 indicates that your CEO preformed an evaluation of the company's internal control over financial reporting at each of the two quarters ending March 31, 2010 and June 30, 2010. Please confirm that management conducted an evaluation of your internal controls over financial reporting at each of these dates at the level required by Item 308T(a) even though such an evaluation is only required on an annual basis. If so, please also

confirm that you have maintained evidential matter, including documentation, to provide reasonable support for management's assessment of the effectiveness of the registrant's internal control over financial reporting at <u>each</u> of these dates. To the extent that you did not perform a full evaluation of your internal controls over financial reporting at March 31, 2010 and June 30, 2010, then revise to remove the discussion of such an evaluation in your Forms 10-Q and limit your discussion to the disclosure required by Item 308T(b) for changes in internal control over financial reporting during the quarter.

You may contact Megan Akst, Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief